Q2 Earnings Report 2025: PERIOD ENDED JUNE 30, 2025

BRIGHTSTAR EARNINGS REPORT – Q2’252 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the impacts on the Company of the sale of the Gaming & Digital business to a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) and the calculation of gain on sale and use of net proceeds therefrom, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, operating income, Adjusted EBITDA, cash from and used in operations, capital expenditures, FY’25 EUR/USD assumption, share repurchases, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward- looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward- looking statements include (but are not limited to) macroeconomic regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non- operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2025 Outlook The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.

Contents BRIGHTSTAR EARNINGS REPORT – Q2’253 03 Q&A 04 Appendix 01 Strategy Update 02 Financial Results

01 Strategy Update BRIGHTSTAR EARNINGS REPORT – Q2’254

Introducing Brightstar Lottery: Elevating Lotteries & Inspiring Players 01 STRATEGY UPDATE World’s Largest Lottery Operator (based on total combined wagers) Primary Technology Provider to the World’s Largest Lotteries New Name, Same Global Industry Leadership Ticker: BRSL #1 Global iLottery Platform Provider BRIGHTSTAR EARNINGS REPORT – Q2’255

01 STRATEGY UPDATE

Recently Accomplished Several Important Milestones

Sold Gaming & Digital Business for ~$4B

Secured Most Important Operator Contract with 9-year Italy Lotto Award

Increasing Shareholder Returns with Balanced Capital Allocation Philosophy

6 BRIGHTSTAR EARNINGS REPORT - Q2'25

BRIGHTSTAR

01 STRATEGY UPDATE

Q2'25: In Line Results Reflect Improved Player Demand

Improving Same-store Sales (SSS) Trends

Same-store Sales	Q2'25
U.S.	(2.7%)
Instants & Draw	0.6%
Multi-state Jackpots	(34.5%)
Italy	3.7%
Rest of World	8.4%
Total	0.3%
Instants & Draw	2.6%
Multi-state Jackpots	(34.5%)

Global iLottery Wager Growth (included in SSS above)	31%

Players Responding to Innovative, Higher-priced Games

- Italy
  - → Scratch & Win growth fueled by successful *Miliardario* franchise re-launch & *Un Estate Al Mare* summer bundle
  - → Multi-bet playslips driving *10eLotto* growth; *Numero Oro* growing *Gioco del Lotto* sales
  - → iLottery up strong on *Gioca Più* & retail replica games; YTD MYLOTTERIES wagers up ~2x market rate
- U.S.
  - → CA, FL instant ticket sales up on new, higher priced games
  - → Cash Pop driving draw game growth in GA & NC
- Double-digit increase in instant ticket printing on strong TX, international growth

Meaningful Contract Wins & Extensions

- Secured Italy Lotto through November 2034
- New 8-year Missouri contract includes fully-integrated OMNIA™ retail & digital solution
- Several multi-year instant ticket printing contract extensions (MD, NC, OH)


UN'ESTATE AL MARE


MILIARDARIO

MOLottery
PLAY IT FORWARD

BRIGHTSTAR

7 BRIGHTSTAR EARNINGS REPORT - Q2'25

01 STRATEGY UPDATE

Delivering Enhanced Shareholder Returns

$1.1B of Gaming & Digital sale proceeds allocated to shareholder returns

- $3.00/share special dividend
- $500M share repurchase authorization

Plan to launch $250M accelerated share repurchase program (ASR) as part of $500M authorization

- Entering ASR contract with a counterparty bank
- Largest buyback in Company history
- Shares held by majority shareholder not included in ASR

Intend to maintain ~$160M in annual regular cash dividends, even with reduced share count

Allocation of Gaming & Digital Proceeds ($M)


400
500
500
2,000
600
$1,100
Debt Reduction
Special Dividend
Share Repurchases
Partial Lotto License
General Corporate Purposes

BRIGHTSTAR

8 BRIGHTSTAR EARNINGS REPORT - Q2'25

BRIGHTSTAR EARNINGS REPORT – Q2’259 01 STRATEGY UPDATE The Future is Brightstar Global Leadership in Large, Growing Industry Growing, Resilient Business with High Contractual Recurring Revenue Significant Tailwind from Broader iLottery Adoption Attractive Profit Profile & Strong, Predictable Cash Flows Balanced Capital Allocation Strategy Current Valuation Provides Compelling Entry Point

02 Financial Results BRIGHTSTAR EARNINGS REPORT – Q2’2510

02 FINANCIAL RESULTS Summary of Q2’25 Financial Results BRIGHTSTAR EARNINGS REPORT – Q2’2511 Note: EUR/USD FX daily average 1.13 in Q2’25, 1.08 in Q2’24, 1.09 YTD Q2’25, 1.08 YTD Q2’24 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Instant Ticket & Draw SSS Growth Across Geographies Increased Product Sales in Q2’25; MSJP/LMA Dynamics Persist BRIGHTSTAR EARNINGS REPORT – Q2’2512 02 FINANCIAL RESULTS Revenue 306 294 293 234 243 259 72 74 79 Q2’24 Instant Ticket & Draw U.S. Multi-state Jackpots Other Service & Upfront License Fee Amortization Product Sales Excluding FX FX Q2’25 613 610 631 Amounts in $ millions, unless otherwise noted RoW Italy U.S. & Canada Revenue 10 -8 -19 15 21 U.S. MSJP & LMA incentive revenue highly dependent on timing of very large jackpots H1’24 H1’25 1,274 4 -22 -51 - 1,205 8 1,214

RevenueRevenue Income/(Loss) from Continuing Operations Adjusted EBITDA Resilient Q2’25 Profit Despite Incremental Investments in the Business, Excluding MSJP/LMA Impacts 02 FINANCIAL RESULTS BRIGHTSTAR EARNINGS REPORT – Q2’2513 Amounts in $ millions, unless otherwise noted 290 262 274 -26 Q2’24 Service Margin Product Sales Margin SG&A R&D Excluding FX FX Q2’25 1 1484 -60 Q2’24 Operating Income Interest Expense FX Tax Provision Q2’25Other -40 4 -103 -7 +3 Instants & Draw Growth -29 U.S. MSJP & LMA Non-cash EUR/USD rate impact on debt Restructuring -21 -4 1 H1’24 H1’25 617 -77 -12 -10 - 518 6 524 H1’24 H1’25 200 -120 12 -147 3 2 -52 1

Solid Financial Condition Backed by Strong YTD Cash Generation & Significant Liquidity BRIGHTSTAR EARNINGS REPORT – Q2’2514 02 FINANCIAL RESULTS Note: cash flow results reflect continuing operations *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details • $2B debt reduction following Gaming & Digital sale • Second €500M tranche of new €1B term loan drawn with award of Italy Lotto license • Significant liquidity of $2.9B; $1.3B in unrestricted cash and $1.6B in additional borrowing capacity from undrawn credit facilities • Net debt leverage* of 3.0x pro forma for $2B debt reduction$433M Cash from Operations $259M Free Cash Flow* $174M CapEx 117 469 234 234 469 750 586 750 586 391 2025 2026 2027 2028 2029 2030 Drawn RCF Bonds Bank Debt Debt Maturity Profile Pro forma for $2B debt reduction from Gaming & Digital Sale Proceeds

02 FINANCIAL RESULTS

Expanding OPtiMa 3.0 Cost Reduction Program

OPtiMa 3.0 structural cost reduction raised to $50M in annual savings by end FY'26

- ~$20M restructuring expense recognized in Q2'25
- Expect ~60% of the total savings to be recognized by end of FY'25
- Continue to explore additional savings opportunities

Right-sizing to align with smaller scope post Gaming & Digital sale

- Savings focused on back-office optimization
- Does not impact customer-facing activities and does not compromise our superior customer service standards
- Continue to invest to support key growth strategies (e.g., technology, digitization)

15 BRIGHTSTAR EARNINGS REPORT - Q2'25

BRIGHTSTAR

02 FINANCIAL RESULTS

Delivering Enhanced Shareholder Returns on Several Dimensions

$500M share repurchase authorization Is ~17% of current market cap

$250M ASR Is Company's largest buyback ever

$3.00/share special dividend

Expect favorable classification of special dividend as return of capital for U.S. shareholders

Intend to maintain ~$160M in annual regular cash dividends going forward, even with reduced share count

Compelling ~6% yield from regular dividends at current share price

$500M
Share Repurchase Program including $250M ASR

~$160M
Annual Regular Dividends

$3.00/sh
Special Dividend

~6%
Yield from Regular Dividends

BRIGHTSTAR

16 BRIGHTSTAR EARNINGS REPORT - Q2'25

02 FINANCIAL RESULTS

FY'25 Outlook: Profit Reaffirmed, Cash Flow Improved

Revenue	~$2.50B
Adjusted EBITDA	~$1.10B
Cash from Operations	~($275M)
CapEx	~$375M

Adjusting revenue down $50 million vs. prior outlook to reflect a timing shift in product sales & increased amortization related to the Italy Lotto upfront license fee (which is treated as contra-revenue)

Increasing FY'25 EUR/USD assumption to 1.12; incremental FX benefit offset by higher-than-expected U.S. MSJP/LMA impacts

Improvement to cash flow vs. prior outlook includes:

- $75 million improvement to cash from operations from interest, income taxes & other working capital items. Cash from operations includes €800M for first two installments of Italy Lotto upfront license fee[1]
- $75 million reduction in CapEx to reflect timing shifts related to recent contract extensions

[1]Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

**A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.*

17

BRIGHTSTAR EARNINGS REPORT - Q2'25

BRIGHTSTAR

BRIGHTSTAR EARNINGS REPORT – Q2’2518 02 FINANCIAL RESULTS Bright Future Ahead for Pure Play Lottery Business Balanced Capital Allocation with Ongoing Enhanced Shareholder Returns Growing, Resilient Business with Strong Profit and Cash Flow Profile Continued Focus on Structural Cost Reduction Global Leadership in Large, Growing Industry

03 Q&A BRIGHTSTAR EARNINGS REPORT – Q219

04 Appendix BRIGHTSTAR EARNINGS REPORT – Q2’2520

21 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q2’25 H1’25 Revenue & Profit Profile 94% 6% Service Product Sales 45% 42% 13% U.S. & Canada Italy Rest of world 97% 3% Instant Ticket & Draw U.S. Multi-state Jackpots -4% 23% 43% Income from continuing operations Operating income Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins

Q2'25 Select Performance and KPI Data $ in millions except otherwise noted For the three months ended June 30, Constant 2025 2024 Y/Y Change Currency Change Revenue Service Instant ticket & draw wager-based revenue 516 487 6% 2% U.S. multi-state jackpot wager-based revenue 15 23 (35)% (35)% Upfront license fee amortization (53) (49) (6)% —% Other 110 126 (13)% (15)% Total service revenue 588 586 —% (3)% Product sales 42 27 59% 55% Total revenue 631 613 3% —% Income from continuing operations (60) 84 NA Operating income 139 179 (22)% (27)% Adjusted EBITDA 274 290 (5)% (9)% For the three months ended June 30, Constant 2025 2024 Y/Y Change Currency Change Revenue (by geography) U.S. & Canada 293 306 (4)% (4)% Italy 259 234 10% 4% Rest of world 79 72 9% 2% Total revenue 631 613 3% —% BRIGHTSTAR Earnings REPORT – Q2’25 04 APPENDIX 22

Q2'25 Select Performance and KPI Data (1) Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods (2) Same-store revenue represents the change in same-store sales net of contract mix Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (2) Same-store sales growth (%) at constant currency (wager-based growth) (1) Q2'25 Constant Q2'24 Constant Q2'25 Constant Q2'24 Constant Currency Change Currency Change Currency Change Currency Change Global Instant ticket & draw games 2.6% (0.2)% 2.5% 0.6% U.S. multi-state jackpots (34.5)% 22.5% (34.9)% 21.4% Total 0.3% 0.9% 0.9% 1.4% U.S. Instant ticket & draw games 0.6% (1.9)% (0.6)% (1.7)% U.S. multi-state jackpots (34.5)% 22.5% (34.9)% 21.4% Total (2.7)% —% (4.3)% 0.4% Italy Instant ticket & draw games 3.7% 2.3% 3.6% 2.2% Rest of world Instant ticket & draw games 8.4% 3.0% 9.1% 1.1% BRIGHTSTAR Earnings REPORT – Q2’25 04 APPENDIX 23

04 APPENDIX

Summarized Income Statements

All amounts from continuing operations

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	Y/Y Change	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Y/Y Change
Service revenue	588	586	—%	1,146	1,205	(5)%
Product sales	42	27	59%	68	69	(1)%
Total revenue	**631**	**613**	**3%**	**1,214**	**1,274**	**(5)%**
Total operating expenses	492	434	(13)%	937	877	(7)%
Operating income	**139**	**179**	**(22)%**	**277**	**397**	**(30)%**
Interest expense, net	49	53		94	106	
Foreign exchange loss (gain), net	99	(4)		131	(16)	
Other non-operating expense, net	2	3		5	7	
Total non-operating expenses	**149**	**52**		**231**	**97**	
(Loss) income before provision for income taxes	(10)	127		46	300	
Provision for income taxes	50	43		97	100	
(Loss) income from continuing operations	**(60)**	**84**		**(52)**	**200**	
Income from discontinued operations, net of tax	40	—		92	13	
Net (loss) income	**(20)**	**85**		**40**	**213**	
Less: Net income attributable to non-controlling interests from continuing operations	36	41		67	86	
Less: Net income attributable to non-controlling interests from discontinued operations	2	2		4	3	
Net (loss) income attributable to Brightstar Lottery PLC	**(58)**	**42**		**(31)**	**123**	
Net (loss) income from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	**$(0.47)**	**$0.21**		**$(0.59)**	**$0.56**	
Adjusted EPS from continuing operations attributable to Brightstar PLC - diluted	**$0.12**	**$0.20**		**$0.20**	**$0.47**	

$ in millions except otherwise noted

24 BRIGHTSTAR Earnings REPORT - Q2'25

BRIGHTSTAR

Summarized Cash Flow Statements $ in millions For the three months ended June 30, For the six months ended June 30, 2025 2024 2025 2024 Net cash provided by operating activities from continuing operations 265 250 433 315 Capital expenditures (98) (40) (174) (74) Free Cash Flow 167 210 259 241 Cash flow (used in)/provided by discontinued operations (11) 24 (127) 24 Debt Proceeds / (Repayment), Net 596 29 798 (53) Shareholder dividends paid (41) (80) (81) (80) Minority distributions, net (23) (94) (32) (202) Proceeds from sale of business — — — — Other - Net (5) (12) (104) (79) Other Investing / Financing Activities 517 (135) 454 (390) Net Cash Flow 684 76 712 (149) Effect of Exchange Rates/Other 39 (14) 58 (31) Net Change in Cash and Restricted Cash 723 62 771 (180) BRIGHTSTAR Earnings REPORT – Q2’25 04 APPENDIX 25

$ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures For the three months ended June 30, For the six months ended June 30, 2025 2024 2025 2024 (Loss) income from continuing operations (60) 84 (52) 200 Provision for income taxes 50 43 97 100 Interest expense, net 49 53 94 106 Foreign exchange loss (gain), net 99 (4) 131 (16) Other non-operating expense, net 2 3 5 7 Operating income 139 179 277 397 Depreciation 45 43 90 84 Amortization - service revenue (1) 53 49 101 99 Amortization - non-purchase accounting 7 6 14 11 Amortization - purchase accounting 2 2 4 5 Restructuring 21 — 21 — Stock-based compensation 5 9 12 18 Other 3 1 5 1 Adjusted EBITDA 274 290 524 617 Cash flows from operating activities - continuing operations 265 250 433 315 Capital expenditures (98) (40) (174) (74) Free Cash Flow 167 210 259 241 BRIGHTSTAR Earnings REPORT – Q2’25 04 APPENDIX 26

04 APPENDIX

Reconciliation of Non-GAAP Financial Measures

All amounts from continuing operations	For the three months ended June 30, 2025			For the three months ended June 30, 2024		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar PLC - diluted			(0.47)			0.21
Adjustments:						
Foreign exchange loss (gain), net	0.48	(0.01)	0.49	(0.02)	0.01	(0.03)
Amortization - purchase accounting	0.01	—	0.01	0.01	—	0.01
Restructuring	0.10	0.03	0.07	—	—	—
Other (non-recurring adjustments)	0.01	—	0.01	0.01	—	0.01
Net adjustments			0.59			(0.01)
Adjusted EPS from continuing operations attributable to Brightstar PLC - diluted			**0.12**			**0.20**
Reported effective tax rate			(482.6) %			33.6 %
Adjusted effective tax rate			47.5 %			35.6 %
Adjusted EPS weighted average shares outstanding *(in millions)*			204 [2]			203 [2]

All amounts presented are in $

[1] *Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction*

[2] *Includes the dilutive impact of share-based payment awards*

BRIGHTSTAR

27 BRIGHTSTAR Earnings REPORT - Q2'25

04 APPENDIX

Reconciliation of Non-GAAP Financial Measures

All amounts from continuing operations	For the six months ended June 30, 2025			For the six months ended June 30, 2024		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar PLC - diluted			(0.59)			0.56
Adjustments:						
Foreign exchange loss (gain), net	0.64	(0.03)	0.68	(0.08)	0.03	(0.11)
Amortization - purchase accounting	0.02	—	0.02	0.02	0.01	0.02
Restructuring	0.10	0.03	0.07	—	—	—
Other (non-recurring adjustments)	0.03	0.01	0.02	0.01	—	0.01
Net adjustments			0.79			(0.08)
Adjusted EPS from continuing operations attributable to Brightstar PLC - diluted			**0.20**			**0.47**
Reported effective tax rate			212.9 %			33.3 %
Adjusted effective tax rate			47.6 %			37.1 %
Adjusted EPS weighted average shares outstanding *(in millions)*			204 [2]			203 [2]

All amounts presented are in $

[1] *Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction*

[2] *Includes the dilutive impact of share-based payment awards*

28 BRIGHTSTAR Earnings REPORT - Q2'25

BRIGHTSTAR